UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of june, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date june, 27, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 27, 2025
Medellin, Colombia

GRUPO CIBEST S.A. PUBLISHES ITS STATEMENT OF FINANCIAL POSITION AND THE INTRINSIC VALUE OF ITS SHARES AS A RESULT OF HAVING BEEN THE BENEFICIARY OF THE DISTRIBUTION OF CERTAIN ASSETS AND SUBSIDIARIES BY BANCOLOMBIA S.A.

Grupo Cibest S.A. (“Grupo Cibest”) published today, in compliance with Resolution 0901 dated May 7, 2025, issued by the Financial Superintendence of Colombia, which authorized Grupo Cibest to formalize the amendment of its bylaws related to the distribution of certain assets and subsidiaries of Bancolombia S.A. in favor of Grupo Cibest, the following Statement of Financial Position of Grupo Cibest as of May 31, 2025, reflecting the effects of the distribution of certain assets and subsidiaries completed on May 16, 2025:

PRO FORMA SEPARATE STATEMENT OF FINANCIAL POSITION GRUPO CIBEST S.A. (Expressed in millions of Colombian pesos)

Balance as of 31-05-2025
ASSETS
Cash and cash equivalents	21,187
Investments at amortized cost	1,499,365
Equity instruments	4,138
Investments in Subsidiaries	43,639,147
Bancolombia S.A.	23,893,936
Banistmo S.A.	10,977,699
Banagrícola S.A. Y Filiales	4,652,887
Grupo Agromercantil Holding	3,415,555
Renting Colombia S.A.	316,802
Negocios Digitales Colombia S.A.S	102,206

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Wenia Ltd	47,095
Nequi S.A. Compañía de Financiamiento	44,967
Wompi S.A.S.	39,149
Other subsidiaries Cibest	148,851
Investments in associates and joint ventures	50,507
Other assets	173
TOTAL ASSETS	45,214,517
LIABILITIES AND SHAREHOLDERS’EQUITY
LIABILITIES
Financial obligations	1,508,321
Preferred shares	550,566
Deferred tax	1,527,000
Other liabilities	109
TOTAL LIABILITIES	3,585,995
SHAREHOLDERS’ EQUITY
Share capital	480,914
Share premium	37
Reserves	11,095,372
Retained earnings and profit for the period	25,054,726
Other comprehensive income	4,997,472
TOTAL EQUITY	41,628,521
TOTAL LIABILITIES AND EQUITY	45,214,517

The intrinsic value of Grupo Cibest’s shares, based on its total equity and number of common shares outstanding in each case as of May 31, 2025, is COP $43,280.67 (Forty-three thousand two hundred eighty pesos and sixty-seven cents) per share.

Likewise, the authorized capital of Grupo Cibest as of May 31, 2025, is:

Authorized capital of Grupo Cibest as of May 31, 2025	Divided into	Per value per share
COP $700.000.000.000	1.400.000.000 shares	COP $500

Additionally, the subscribed and paid-in capital as of May 31, 2025, is:

Subscribed and Paid-in Capital of Grupo Cibest as of May 31, 2025	Divided into	Per value per share	Common shares	Preferred shares without voting rights
COP $480.913.500.000	961.827.000 shares	COP $500	509.704.584	452.122.416

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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